UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)

YPF Sociedad Anónima (the “Issuer”)

(Name of Issuer)

Class D Common Shares
Par value 10 pesos per share (the “Class D Shares”)
American Depositary Shares, Each Representing One Class D Share (the “ADSs”)

(Title of Class of Securities)

P9897X131 (Class D Shares); 984245100 (ADSs)

(CUSIP Number)

Grupo Petersen
Cerrito 740, 1o Piso
(C1010AAP) Buenos Aires
Argentina
Attn: Mr. Mauro R. Dacomo
+54 11 55 55 01 03

with a copy to:
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Attn: Andrés de la Cruz
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 1 of 20

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Petersen Inversiones Spain, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 58,603,606 (representing 58,603,606 Class D Shares)* (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER ADSs: 58,603,606 (representing 58,603,606 Class D Shares)* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 58,603,606 (representing 58,603,606 Class D Shares)* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9 % of the total Class D Shares outstanding (the 58,603,606 ADSs representing 58,603,606 Class D Shares). (See Item 5)
14	TYPE OF REPORTING PERSON HC
* Each ADS may be exchanged for one Class D Share

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 2 of 20

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Petersen Energía Inversora S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK, OO (See Item 4)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Argentine Republic
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 100,145,077 (representing 100,145,077 Class D Shares)* (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER ADSs: 100,145,077 (representing 58,603,606 Class D Shares)* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 100,145,077 (representing 58,603,606 Class D Shares)* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.46 % of the total Class D Shares outstanding (the 100,145,077 ADSs representing 100,145,077 Class D Shares). (See Item 5)
14	TYPE OF REPORTING PERSON HC
* Each ADS may be exchanged for one Class D Share

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 3 of 20

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Petersen Energía Inversora, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs:41,541,471 (representing 41,541,471 Class D Shares)* (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER ADSs:41,541,471 (representing 41,541,471 Class D Shares)* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs:41,541,471 (representing 41,541,471 Class D Shares)*(See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.56% of the total Class D Shares outstanding (the 41,541,471 ADSs representing 41,541,471 Class D Shares). (See Item 5)
14	TYPE OF REPORTING PERSON CO
* Each ADS may be exchanged for one Class D Share

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 4 of 20

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Petersen Energía Inversora Holdings, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs:41,541,471 (representing 41,541,471 Class D Shares) (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER ADSs:41,541,471 (representing 41,541,471 Class D Shares) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs:41,541,471 (representing 41,541,471 Class D Shares)(See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.56% of the total Class D Shares outstanding (the 41,541,471 ADSs representing 41,541,471 Class D Shares). (See Item 5)
14	TYPE OF REPORTING PERSON HC

* Each ADS may be exchanged for one Class D Share.

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 5 of 20

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Enrique Eskenazi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK, OO, PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 100,145,077 (representing 100,145,077 Class D Shares)* (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER ADSs: 100,145,077 (which representing 100,145,077 Class D Shares)* (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 100,145,077 (representing 100,145,077 Class D Shares)* (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.46% of the total Class D Shares outstanding (the 100,145,077 ADSs representing 100,145,077 Class D Shares). (See Item 5)
14		TYPE OF REPORTING PERSON IN

* Each ADS may be exchanged for one Class D Share

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 6 of 20

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sebastián Eskenazi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK, OO, PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 100,145,077 (representing 100,145,077 Class D Shares)* (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER ADSs: 100,145,077 (representing 100,145,077 Class D Shares)* (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 100,145,077 (representing 100,145,077 Class D Shares)* (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.46% of the total Class D Shares outstanding (the 100,145,077 ADSs representing 100,145,077 Class D Shares). (See Item 5)
14		TYPE OF REPORTING PERSON IN
* Each ADS may be exchanged for one Class D Share.

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 7 of 20

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matías Eskenazi Storey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK, OO, PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 100,145,077 (representing 100,145,077 Class D Shares)* (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER ADSs: 100,145,077 (representing 100,145,077 Class D Shares)* (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 100,145,077 (representing 100,145,077 Class D Shares)* (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.46% of the total Class D Shares outstanding (the 100,145,077 ADSs representing 100,145,077 Class D Shares). (See Item 5)
14		TYPE OF REPORTING PERSON IN

* Each ADS may be exchanged for one Class D Share.

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 8 of 20

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ezequiel Eskenazi Storey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK, OO, PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER ADSs: 100,145,077 (representing 100,145,077 Class D Shares)* (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER ADSs: 100,145,077 (representing 100,145,077 Class D Shares)* (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ADSs: 100,145,077 (representing 100,145,077 Class D Shares)* (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.46% of the total Class D Shares outstanding (the 100,145,077 ADSs representing 100,145,077 Class D Shares). (See Item 5)
14		TYPE OF REPORTING PERSON IN
* Each ADS may be exchanged for one Class D Share.

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 9 of 20

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Petersen Energía Inversora Holding GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Austria
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0 (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of the total Class D Shares outstanding (See Item 5)
14	TYPE OF REPORTING PERSON HC

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 10 of 20

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Petersen Energía Pty Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, BK, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Australia
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0 (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of the total Class D Shares outstanding (See Item 5)
14	TYPE OF REPORTING PERSON HC

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 11 of 20

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Petersen Energía, S.A.

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 12 of 20

This Amendment No.10 (the “Tenth Amendment”) amends the initial Schedule 13D (the “Schedule 13D”) filed on February 29, 2008, with the Securities and Exchange Commission (the “SEC”), by the Reporting Persons (as defined in the Schedule 13D), with respect to Class D Shares par value 10 Argentine pesos per share (the “Class D Shares”) and American Depositary Shares (“ADSs”) of YPF Sociedad Anónima (“YPF” or the “Issuer”), with each ADS representing one Class D Share.  Capitalized terms used but not otherwise defined in this Tenth Amendment have the meaning ascribed to such terms in the Schedule 13D, as amended.

Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 2.                      Identity and Background.

                      On April 29, 2011 the Eskenazi Familiy assigned to PEISA the right to exercise the Second Option granted by Repsol to the Eskenazi Family under the Second Option Agreement (the “Second Option Assingment Agreement”). On May 3, 2011, PEISA informed the exercise of the Second Option and on May 4, 2011, Respsol accepted such exercise. PEISA is currently waiting for Repsol and/or its affiliates to consummate the sale of 39,331,279 Class D shares of YPF (and/or American Depositary Receipts or American Depositary Shares representing such shares) representing 10% of the total share capital of YPF (the “Second Option Shares”). Upon consummation of the purchase, PEISA will have acquired 39,331,279 Class D shares of YPF (and/or American Depositary Receipts or American Depositary Shares representing such shares) (the “Second Option Transaction”).

                      Prior to this transaction, on April 19, 2011, Petersen Energía Inversora Holdings, S.A. (“PEIHSA”), a company organized and existing under the laws of the Kingdom of Spain, domiciled at Calle Velázquez 9, 1º Dcha, acquired from Petersen Austria six hundred and sixty (660) shares of one hundred (100) Euros nominal value, representing one hundred per cent (100%) of the share capital of PEISA (the “PEISA Transfer”). PEIHSA is wholly owned by Petersen Energía Inversora S.A., a corporation organized and existing under the laws of the Argentine Republic, (“Petersen Argentina”), which is in turn wholly owned by the Eskenazi Family.

                      Additionally, on December 30, 2009 Petersen PTY transferred to Petersen Inversiones Spain, S.A., a company organized and existing under the laws of the Kingdom of Spain,  (“Petersen Spain”) 75,280,000 shares in Petersen SA, consisting of all the issued and outstanding equity securities of Petersen SA (the “Petersen SA Transfer”). Petersen Spain is also wholly owned by Petersen Argentina, and, indirectly, by the Eskenazi Family.

Item 3.	Source and Amount of Funds or Other Consideration.

                      The purchase of the Second Option Shares will be financed by PEISA as follows:

(i)
      through a senior secured term loan facility for $700,000,000 (the “Second Option Senior Secured Term Loan Facility”) entered into by and among PEISA and Banco Itaú BBA International, S.A.Sucursal Financiera Exterior; Credit Suisse AG, New York Branch, Citibank International PLC Sucursal en España; Standard Bank Plc.; and BNP Paribas, as lenders executed on May 3, 2011; and

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 13 of 20

(ii)	a US$625,935,594 loan from Repsol pursuant to the terms of a subordinated secured credit agreement to be entered into between PEISA and Repsol (the “Second Option Seller Credit Agreement”)

                      A copy of the the Second Option Senior Secured Term Loan Facility is included as Exhibit 99.24 hereto.  Any description of the Second Option Senior Secured Term Loan Facility contained herein is qualified in its entirety by reference to the agreement attached as Exhibit 99.24.

                      Regarding the Petersen SA Transfer, in addition to the modifications introduced to the documents referred to in Item 6.c), a portion of the purchase price for the Petersen SA shares consisted of the obligation to pay US$11,925,868.97 by Petersen Spain to Petersen Pty.

Item 4.	Purpose of the Transaction

                      Due to the assignment by the Eskenazi Familiy to PEISA of the right to exercise the Second Option under the Second Option Agreement, and as a consequence of the exercise of the Second Option informed by PEISA to Repsol pursuant to a letter dated May 3, 2011, PEISA may purchase from Repsol the Second Option Shares.

Item 5.	Interest in Securities of the Issuer.

                      (a)-(b)  By PEISA exercising the Second Option, PEIHSA, through its direct ownership of the entire equity interest of PEISA (due to the PEISA Transfer), and PEISA,  through its direct ownership of shares of YPF, may beneficially own, directly or indirectly, 41,541,471 ADSs (representing 41,541,471 Class D Shares), which represent 10.56% of the outstanding capital stock of YPF. Furthermore, PEISA and PEIHSA may be deemed to have shared power to vote or to direct the vote of up to 41,541,471 Class D Shares.

                      Additionally, as a consequence of the Petersen SA Transfer, Petersen Spain, through its direct ownership of the entire equity interest of Petersen SA, is the beneficial owner of 58,603,606 ADSs (representing 58,603,606 Class D Shares), which represent 14.9% of the outstanding capital stock of YPF, and (ii) Petersen SA and Petersen Spain may be deemed to have shared power to vote or to direct the vote of up to 58,603,606 Class D Shares. Because both Petersen PTY and Petersen Spain are directly or indirectly wholly owned by the Eskenazi Family, the Eskenazi Family’s beneficial interest in Petersen SA (and, in turn, in YPF) remained unchanged following the Petersen SA Transfer.

                        Since Petersen Argentina is the owner of (i) 100% of the share capital of PEIHSA, and (ii) 100% of the share capital of Petersen Spain, Petersen Argentina may share the beneficial ownership of 100,145,077 ADSs (representing 100,145,077 Class D Shares). Moreover, as Petersen Argentina is wholly owned by the Eskenazi Family, the Eskenazi Family, directly or through their affiliates, may share the beneficial ownership of 100,145,077 ADSs (representing 100,145,077 Class D Shares), which represent 25.46% of the outstanding capital stock of YPF, and to have shared power to vote or to direct the vote of up to 100,145,077 Class D Shares and approximately 25.46% of the issued and outstanding Class D Shares of the Issuer (the percentage of Class D Shares owned being based upon 393,235,456 Class D Shares outstanding as of December 31, 2009, as set forth in the 20-F).

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 14 of 20

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Items 3, 4, and 5 and in Exhibit 99.24 attached hereto is incorporated herein by reference.

a)	Documents related with the Second Option Transaction:

Second Option Senior Secured Term Loan Facility

          Pursuant to the Second Option Senior Secured Term Loan Facility, the Initial Banks agreed to lend to PEISA up to $700,000,000 in aggregate principal amount, which amount PEISA will apply to pay a portion of the purchase price for the Second Option Purchased Shares and to pay for certain costs and expenses incurred in connection with the Second Option Transaction.  The Second Option Senior Secured Term Loan Facility will be secured by, among other things, a perfected first priority security interest in: (a) all the shares of capital stock of PEISA; (b) the 92.25% of the acquired shares (in the form of ADRs); (c) all dividends corresponding to the Second Option Purchased Shares, except for the dividends to be distributed by YPF on May 2011; and (d) the proceeds of certain accounts, if applicable; and provided further that the Initial Banks will have no recourse under the Senior Secured Term Loan Facility to PEISA or PEISA’s assets.
          The Second Option Senior Secured Term Loan Facility matures on November 15, 2016, or the immediately preceding business day if such date is not a business day.  Principal payments are required to be made at certain periodic intervals commencing on November 15, 2011 until the maturity date. The Second Option Senior Secured Term Loan Facility bears an interest rate per annum equal to the LIBO Rate (as defined in the Second Option Senior Secured Term Loan Facility) plus a margin of 6.25% per annum. During the continuance of a payment default under the Second Option Senior Secured Term Loan Facility, an additional interest rate applies. The Second Option Senior Secured Term Loan Facility also contains other customary terms and conditions.

        The foregoing description of the Second Option Senior Secured Term Loan Facility does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Second Option Senior Secured Term Loan Facility, which is attached hereto as Exhibit 99.24 and is incorporated by reference herein.

Second Option Assingment Agreement

Under the terms of the Second Option Assignment Agreement, PEISA may purchase from Repsol, 39,331,279 ADSs (representing 39,331,279 Class D shares) of YPF, representing 10% of the total share capital of YPF. Pursuant to this agreement, PEISA has assumed all the rights and obligations originally assumed by the Eskenazi Family under the Second Option Agreement. The Second Option Assingment Agreement also contains other customary terms and conditions.

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 15 of 20

b)	Documents related with the PEISA Transfer:

Pursuant to the PEISA Transfer, PEIHSA executed a share purchase agreement by means of which Petersen Austria sold to PEIHSA, and PEIHSA acquired from Petersen Austria, six hundred and sixty (660) shares of one hundred (100) Euros nominal value, representing one hundred per cent (100%) of the share capital of PEISA. This share purchase agreement also contains other customary terms and conditions.

c)	Documents related with the Petersen SA Transfer:

Senior Secured Term Loan Facility

Petersen SA’s shares transferred by Petersen PTY to Petersen Spain under the Petersen SA Transfer remain subject to a first-priority lien in favor of the Senior Lenders.

As a consequence of the Petersen SA Transfer, Petersen Spain acquired the condition of “Holdings” under the Senior Secured Term Loan Facility.

Seller Credit Agreement

As a consequence of the Petersen SA Transfer described in Item 2, Petersen Spain acquired the condition of “Holdings” under the Seller Credit Agreement.

Petersen PTY Finance Documents

Petersen Spain and G&FS CAPITAL INVEST AG, previously known as Chervil Capital Invest Ltd., (“G&FS”) entered into a Loan Agreement dated as of February 22, 2010 (the “G&FS Loan Agreement”) evidencing Petersen Spain’s assumption of Petersen PTY’s debt obligations under the Chervin Loan Agreement, which as of February 22, 2010 amounted to US$57,200,000.

As security of Petersen Spain’s obligations under the G&FS Loan Agreement, Petersen Spain and each of Matías Eskenazi, Enrique Eskenazi, Sebastián Eskenazi and Hazel Sylvia de Eskenazi (as joint account holder with Enrique Eskenazi) pledged for the benefit of G&FS all of their assets, securities and investments that at present or in the future are held with CS Switzerland, or with any agent of CS Switzerland, for their respective accounts of such pledgors pursuant to the terms of certain general deeds of pledge entered into by each pledgor for the benefit of G&FS (the “New Deeds of Pledge”).

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 16 of 20

On February 24, 2010 Petersen Spain and Petersen PTY entered into an Assumption and Subrogation Agreement under which Petersen Spain assumed all of Petersen PTY’s obligations under the Petersen PTY Loan Agreements, totaling US$35,528,000.

The foregoing description of the changes to the Petersen PTY Finance Documents does not purport to be complete as is subject to and qualified in its entirety by the full text of the G&FS Loan Agreement and the New Deeds of Pledge, which are attached hereto as Exhibits 99.25 and 99.26 and are incorporated by reference herein.
Other Agreements

Petersen Spain and Credit Suisse, London Branch entered into an Accession Agreement (the “Accession Agreement”) as of December 30, 2009 under which Petersen Spain became a party to the Intercreditor Agreement.

The foregoing description of the Accession Agreement does not purport to be complete as is subject to and qualified in its entirety by the full text of the Accession Agreement, which is attached hereto as Exhibit 99.27 and is incorporated by reference herein.

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 17 of 20

Item 7.                      Material to be Filed as Exhibits

Exhibit Number	Description

99.1*	Share Purchase Agreement, dated February 21, 2008
99.2*	First Share Purchase and Sale Option Agreement, dated February 21, 2008
99.3*	Second Share Purchase and Sale Option Agreement, dated February 21, 2008
99.4*	Shareholders’ Agreement, dated February 21, 2008
99.5*	Seller Credit Agreement
99.6*	Senior Secured Term Loan Facility
99.7*	Chervil Loan Agreement
99.8*	General Deeds of Pledge
99.9*	Petersen PTY Loan Agreements
99.10*	Assignment of Dividend Rights Agreement, dated February 21, 2008
99.11*	Registration Rights Agreement, dated February 21, 2008
99.12*	Direct Agreement, dated February 21, 2008
99.13*	Supplemental Agreement, dated February 21, 2008
99.14*	Options Registration Rights Agreement, dated February 21, 2008
99.15*	Letter Agreement, dated February 21, 2008
99.16*	Letter Agreement, dated February 5, 2008
99.17*	Intercreditor Agreement, dated February 21, 2008
99.18*	Powers of Attorney
99.19*	Joint Filing Agreement
99.20**	Loan Agreement among Banco Santander, Purchaser, and Repsol dated June 6, 2008 (English translation)
99.21***	Guaranty Agreement among Banco Santander, Purchaser, and Repsol dated June 6, 2008 (English translation)
99.22***	First Option Stock Purchase Agreement among Repsol and certain of its affiliates, PEISA, and Petersen SA, dated November 12, 2008 (English translation)
99.23***	Pledge and Security Agreement among PEISA, Repsol, and The Bank of New York Mellon, dated November 12, 2008
99.24	Second Option Senior Secured Term Loan Facility dated May 3, 2011
99.25	G&FS Loan Agreement, dated February 22, 2010
99.26 99.27 99.28	New Deeds of Pledge, dated February 22, 2010 Accession Agreement, dated December 30, 2009 New Power of Attorney
99.29	New Joint Filing Agreement

* Previously filed as an Exhibit to the Schedule 13D filed with the SEC on February 29, 2008.
** Previously filed as an Exhibit to Amendment No. 4 to Schedule 13D filed with the SEC on September 11, 2008.
*** Previously filed as an Exhibit to Amendment No. 8 to Schedule 13D filed with the SEC on November 12, 2008.

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 18 of 20

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Enrique Eskenazi

By: Mauro Renato José Dacomo Title: Attorney-in-Fact Sebastián Eskenazi	By: /s/ Mauro Renato José Dacomo Mauro Renato José Dacomo Attorney-in-Fact May 4, 2011

By: Mauro Renato José Dacomo Title: Attorney-in-Fact Matías Eskenazi Storey

By: Mauro Renato José Dacomo Title: Attorney-in-Fact
Ezequiel Eskenazi Storey
By: Mauro Renato José Dacomo Title: Attorney-in-Fact

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 19 of 20

PETERSEN ENERGIA PTY LTD.

By: Mauro Renato José Dacomo
Title: Attorney-in-Fact

PETERSEN ENERGIA, S.A.

By: Mauro Renato José Dacomo
Title: Attorney-in-Fact

PETERSEN ENERGIA INVERSORA HOLDING GMBH

By: Mauro Renato José Dacomo
Title: Attorney-in-Fact

PETERSEN ENERGIA INVERSORA, S.A.

By: Mauro Renato José Dacomo
Title: Attorney-in-Fact

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 20 of 20

PETERSEN ENERGÍA INVERSORA S.A.

By: Mauro Renato José Dacomo
Title: Attorney-in-Fact

PETERSEN ENERGIA INVERSORA HOLDINGS, S.A.

By: Mauro Renato José Dacomo
Title: Attorney-in-Fact

PETERSEN INVERSIONES SPAIN, S.A.

By: Mauro Renato José Dacomo
Title: Attorney-in-Fact